SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          PHP Healthcare Corporation
                   -----------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   693344103
                   -----------------------------------------
                                (CUSIP Number)


                                 June 1, 1998
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 693344103

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO/IA

                                  CUSIP No. 693344103


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Ziff Asset Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

      This Amendment No. 1 (the "Amendment") amends and supplements a statement on Schedule 13G originally filed on June 10, 1998 by OZ Management, L.L.C. ("OZ Management") and Ziff Asset Management, L.P. ("Ziff Asset Management"; together with OZ Management, the "Reporting Persons"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of PHP Healthcare Corporation, a Delaware corporation (the "Company").


      Item 1.  No amendment.


      Items 2(a), (c)-(e)  No amendment.

      Item 2(b)  Address or principal business office or, if none, residence:

      The address of the principal business office of OZ Management is 153 East 53rd Street, 44th Floor, New York, New York 10022.

      The address of the principal business office of Ziff Asset Management is 283 Greenwich Avenue, Third Floor, Greenwich, Connecticut 06830.


      Item 3.  No amendment.


      Item 4.  Ownership

      See cover page for each Reporting Person.

      Ziff Asset Management is the registered owner of 4,605 shares (the "Preferred Shares") of the Company's Series B Convertible Preferred Stock ("Series B Preferred Stock"). Under the Certificate of Designations for the Series B Preferred Stock (the "Certificate"), the Preferred Shares are ordinarily convertible into shares of Common Stock at a conversion price determined in accordance with the market price of the Common Stock, subject to the restriction at Section 4(c) of the Certificate, among other restrictions, that shares of Series B Preferred Stock may not be converted into Common Stock if, following such conversion, the holder thereof, together with affiliates of such holder, would be the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 4.9% or more of the Common Stock.

      The Schedule 13G originally filed by the Reporting Persons voluntarily reported the full number of shares of Common Stock underlying the Preferred Shares then held by them, determined as of the date of filing, as though all Preferred Shares were then convertible into Common Stock, notwithstanding the restriction of Section 4(c) of the Certificate.

      On July 29, 1998, the Company announced that it was temporarily suspending conversions of Series B Preferred Stock into Common Stock, including the Preferred Shares. Accordingly, for an indefinite period of time, the Reporting Persons are unable to convert any Preferred Shares into shares of Common Stock. The number of shares of Common Stock for which the Preferred Shares are convertible within the next 60 days is accordingly reduced to 0.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [x]


      Items 6 -10.  No amendment.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 11, 1998.         OZ MANAGEMENT, L.L.C.


                                    By:  /s/ Daniel S. Och
                                    --------------------------------
                                    Name:   Daniel S. Och
                                    Title:  Managing Member



Dated:  September 11, 1998          ZIFF ASSET MANAGEMENT, L.P.
                                    By:  PBK Holdings, Inc.
                                    as General Partner


                                    By:  /s/ Philip B. Korsant
                                    -----------------------------------
                                    Name:    Philip B. Korsant
                                    Title:   President